[Company Letterhead]

November 26, 2012

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Gulf South Pipeline Company, LP

Registration Statement on Form S-4

Filed October 15, 2012

File No. 333-184428

Ladies and Gentlemen:

Set forth below are the responses of Gulf South Pipeline Company, LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2012, with respect to the Registration Statement on Form S-4, File No. 333-184428, filed with the Commission on October 15, 2012 (the “Registration Statement”). The Company has filed a revised draft of the Registration Statement (the “Revised S-4”) today via EDGAR. A copy of this letter has been furnished via EDGAR as correspondence.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised S-4, unless otherwise specified.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

Securities and Exchange Commission

November 26, 2012

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE: The Company has revised the Registration Statement as requested. Please see the cover page and page 3 of the Revised S-4. The Company respectfully advises the Staff that it has elected to “opt out” of the permissive provisions of the Jumpstart Our Business Startups Act (the “JOBS Act”) and will continue to comply with the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as if it did not meet the definition of the an “emerging growth company” under the JOBS Act.

2. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

RESPONSE: The Company has furnished via EDGAR a supplemental letter, also attached hereto as Exhibit A, stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993) including representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

RESPONSE: The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Securities Act Rule 424.

Securities and Exchange Commission

November 26, 2012

4. As currently represented, the exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please confirm that the exchange offer will be open at least through midnight on the 20th business day. See Exchange Act Rule 14d-1(g)(3).

RESPONSE: The Company confirms that the exchange offer will be open at least through midnight on the twentieth full business day. The Company currently intends to have the exchange offer expire at 5:00 p.m. on the twenty-first business day following commencement of the exchange offer (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934).

5. We note the disclosure in note 3 to your unaudited financial statements and note 7 to your audited financial statements. Please tell us why you have not provided the disclosure required by Item 305 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comments and believes that the Company’s disclosure is in compliance with the requirements of Item 305 of Regulation S-K. At June 30, 2012 and December 31, 2011, the commodity price risk and any derivatives that were designated as cash flow hedges to mitigate the related underlying risk were immaterial to Gulf South. At June 30, 2012 and December 31, 2011, the commodity price risk exposure included $0.3 million of gas stored underground. The price risk was hedged with $0.3 million of derivatives at June 30, 2012. There were no derivatives outstanding at December 31, 2011.

The Exchange Offer, page 5

6. Where you discuss the ranking of the New Notes, please quantify the amount of any senior unsecured debt outstanding to which the New Notes rank equally and provide a cross-reference to the discussion that appears under “Description of Other Indebtedness.”

RESPONSE: The Company has revised its disclosure as requested. Please see page 7 of the Revised S-4.

Securities and Exchange Commission

November 26, 2012

Management and Corporate Governance, page 35

Board of Directors and Executive Officers, page 35

7. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. McMahon should serve as a director for GS Pipeline. See Item 401(e)(1) of Regulation S-K.

RESPONSE: The Company has revised its disclosure as requested. Please see page 36 of the Revised S-4.

The Exchange Offer, page 59

General, page 59

8. We note the third bullet beneath the fourth paragraph. The requirement that a holder is not engaged in and does not intend to engage in a distribution of the new notes applies to all persons that acquire new notes in the exchange offer and is not limited to holders who are not broker-dealers or who are broker dealers that will not receive the new notes for its own account. See Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991). Please revise here and throughout the prospectus, Annex A and transmittal letter, as applicable.

RESPONSE: The Company has revised its disclosure as requested. Please see page 60 and Annex A and the Transmittal Letter of the Revised S-4.

Procedures for Tendering, page 61

9. On page 4 you indicate that guaranteed delivery procedures are not available for this offering and yet here you appear to refer to it as a valid method of tender. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that guaranteed delivery procedures are not available for this offering. The Company has revised its disclosure as requested. Please see page 62 of the Revised S-4.

Acceptance of Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer, page 63

10. Please revise the second paragraph to clarify that payment or delivery of new notes will occur promptly after the expiration date. See Exchange Act Rule 14e-1(c).

RESPONSE: The Company has revised its disclosure as requested. Please see page 64 of the Revised S-4.

Securities and Exchange Commission

November 26, 2012

Conditions to the Exchange Offer, page 65

11. You state in this section that you may assert and waive any of the conditions of the exchange offer “at any time and from time to time.” We believe that this disclosure suggests that you may waive or assert conditions to the offer after the expiration of the offer. Please revise the disclosure in this sentence and in the sentence that follows to make clear that all conditions to the offer must be satisfied or waived before the expiration of the offer.

RESPONSE: The Company has revised its disclosure as requested. Please see page 65 of the Revised S-4.

Index to Financial Statements, page F-1

Audited Financial Statements, page F-18

Balance Sheets, page F-19

12. We note that advances to affiliates are classified as a non-current asset at the end of each period. Please tell us the basis for your classification given the disclosure in Note 9 that the advances are represented by demand notes.

RESPONSE: The Company has relied on the definition of current assets contained in the master glossary of the Accounting Standards Codification (“ASC”), which includes “…cash and other assets…reasonably expected to be realized in cash…during the normal operating cycle of the business.” The Company has also considered ASC 470-10-45-2 by way of analogy, which provides that if acceleration under a subjective acceleration clause is deemed remote, then inclusion of debt as a current liability is not required. The Company does not expect to require repayment of the amounts in the next year. In fact, since the inception of the demand note in 2005, neither related party has required repayment under the demand provisions of the note. Additionally, the majority of the movement in the advance account is driven by activity in long-term debt. As such, the Company has appropriately reflected the advances as a non-current asset.

Securities and Exchange Commission

November 26, 2012

Notes to Financial Statements, page F-25

Note 3: Commitments and Contingencies, page F-29

Environmental and Safety Matters, page F-29

13. We note your disclosure in the first paragraph regarding the accrual liability for environmental assessments and/or remediation activities. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please provide similar disclosures in the notes to the unaudited condensed interim financial statements. Refer to ASC 450-20-50.

RESPONSE: At June 30, 2012 and December 31, 2011, and taking into account subsequent events, the Company is not aware of any events that have occurred that would result in a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If facts and circumstances were to change in the future, the Company will supplement its disclosures to describe the change.

Note 6: Financing, page F-34

Revolving Credit Facility, page F-35

14. We note your disclosure in the second paragraph that the revolving credit facility contains restrictive covenants and other customary terms and conditions, including limitations on the payment of cash dividends. Please tell us your consideration of disclosing the limitations on payment of dividends in more detail and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure to reflect that Gulf South is not restricted from making dividend payments under the revolving credit facility. Further, the revolving credit facility agreement does not provide for the restriction of specified amounts of retained earnings or net income.

Securities and Exchange Commission

November 26, 2012

Note 12: Related Party Transactions, page F-43

15. Regarding your disclosure in the second paragraph, please disclose whether the allocated charges for management and other services provided by affiliates are based on specific identification or a reasonable method of expense allocation. If the latter, please include management’s assertion that the allocation method is reasonable and, to the extent possible, management’s estimate of what the expenses would have been on a stand-alone basis, if materially different.

RESPONSE: The Company respectfully advises the Staff that the charges are based on actual costs incurred and allocated based on the Modified Massachusetts Formula (MMF), which is a commonly-used method of allocating costs. The MMF approach utilizes three components as the basis for allocation: 1) the gross book value of property, plant and equipment; 2) operating revenues; and 3) payroll dollars. Gulf South and its affiliates have consistently utilized this approach to allocate charges for management and other services. The Company believes that this allocation method is reasonable and is unable to quantify what the expenses would have been if it operated on a stand-alone basis. Additional disclosures have been included on pages F-16 and F-43.

*        *        *        *        *

Securities and Exchange Commission

November 26, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Gulf South Pipeline Company, LP

By: GS Pipeline Company, LLC, its general partner

By:	/s/ Jamie L. Buskill
Name:	Jamie L. Buskill
Title:	Senior Vice President, Chief Financial and
Administrative Officer and Treasurer

Enclosures

cc:	Michael E. McMahon
E. Ramey Lane – Vinson & Elkins, L.L.P.

Exhibit A

Gulf South Pipeline Company, LP

9 Greenway Plaza, Suite 2800

Houston, Texas 77046

November 26, 2012

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	Registration Statement on Form S-4
Filed October 15, 2012
File No. 333-184428

Dear Ms. Ransom:

This letter supplements the Registration Statement on Form S-4 of Gulf South Pipeline Company, LP (the “Partnership”) with respect to an offer to exchange (the “Exchange Offer”) the Partnership’s 4.000% Senior Notes due 2022 (the “Outstanding Notes”), which were originally issued on June 12, 2012 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Partnership hereby confirms and represents as follows:

1. The Partnership is registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Partnership has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Partnership’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Partnership will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the

Securities and Exchange Commission

November 26, 2012

Securities Act, in connection with a secondary resale transaction. The Partnership acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Partnership will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Partnership nor any of its respective affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Partnership will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (866) 913-2122 or Ramey Layne of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

GULF SOUTH PIPELINE COMPANY, LP

By:	GS Pipeline Company, LLC, its general partner

By:	/s/ Jamie L. Buskill
Name:	Jamie L. Buskill
Title:	Senior Vice President, Chief Financial Officer and Administrative Officer

Signature Page to

Correspondence